Exhibit 99.1

ALR TECHNOLOGIES TO RELAUNCH THE GLUCURVE PET CGM IN JANUARY 2026

December 8th, 2025 - Singapore - ALR Technologies SG Pte. Ltd (“ALRT” or the “Company”) (OTC: ALRTF), the diabetes management company, announces the successful completion of internal manufacturing testing on the GluCurve Pet CGM (“GluCurve”) showing accuracy results comparative to the leading veterinary Blood Glucose Meter (“BGM”) and scheduling of its relaunch into the Canadian market for January 2026.

GluCurve is the first and only diabetic monitoring system built specifically for veterinary use on cats and dogs. A pet-friendly Continuous Glucose Monitor (“CGM”) sensor is painlessly attached to the pet and provides blood sugar levels every 3 minutes for up to 14 days. Pet owners can view the blood sugar readings on the GluCurve Pet CGM app. In addition, the blood sugar readings are uploaded to the ALRT Veterinary Web Portal, where they are displayed for the veterinarian to easily manage patients and adjust insulin dosing, either remotely or in person.

Joe Stern Head of Animal Health at ALRT states “Based on the most commonly accepted diabetes prevalence rate studies and pet population surveys, we estimate the potential market size for the GluCurve to be between 150,000-300,000 units per year in Canada, 2,000,000-3,000,000 units per year in the United States, and a further 2,000,000-3,000,000 units per year in Europe. You can’t prick the finger of a cat or dog to check blood sugar as you would with a human, and even when you can draw blood from their ear, paw, or vein, a spot check of this nature doesn’t provide the data needed to properly dose insulin or see trends as a CGM would. We believe this is why we have received so much interest and demand for the GluCurve Pet CGM from veterinarians, pet owners, and animal health companies, because there is a desperate need for a holistic product like ours to manage diabetic pets.

Mr Stern continued, “We are thrilled to be partnered with CGM Medical Technology Shenzhen Ltd. on the manufacturing of CGM units for GluCurve and the development of a CGM for the human market. We have been working side by side with them to build out their manufacturing capabilities at the Foxconn facility in Shenzhen. After two years of hard work, we are approaching the launch of the new and improved GluCurve Pet CGM.”

ALRT has completed successful internal testing of the GluCurve Pet CGM showing results comparative to the most widely used BGM for cats and dogs, considered the gold standard by veterinarians. An independent non-inferiority study is scheduled for mid-December to further demonstrate its efficacy against the leading veterinary Blood Glucose Meter when compared to a chemistry analyzer.

At relaunch, veterinary clinics in Canada will be able to order directly from the official Canadian website (www.GluCurve.ca) while the Company works with purchasing groups and corporations for additional buying options. The relaunch of the GluCurve Pet CGM in the United States is planned for early Q2 2026 through an ongoing strategic relationship with a leading veterinary distributor, followed by a global launch throughout Europe, Australia, Asia, South America, and the rest of the world.

The Company will announce when GluCurve is for sale in Canada and any additional updates on sales, partnerships, and other material updates as they occur.

About ALR Technologies SG Ltd.

ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT and the GluCurve Pet CGM can be found at www.alrt.com and www.GluCurve.com in the USA or www.GluCurve.ca in Canada

Investor Contact

Investor Relations: ir@alrt.com

Animal Health Inquiries: animalhealth@alrt.com

Media: Media@alrt.com

US: +1 804 554 3500

Singapore: +65 3129 2924

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release includes certain “forward-looking statements” as defined under applicable securities legislation. All information and statements contained herein that are not clearly historical in nature constitute forward-looking statements and information, and the words “anticipate”, “estimate”, “believe”, “continue”, “could”, “expect”, “intend”, “plan”, "postulates", "predict", “will”, “may” or similar expressions suggesting future conditions or events, or the negative of these terms, are generally intended to identify forward-looking information. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such risks include all risks and uncertainties expressed in the cautionary statements and risk factors in the annual report on Form 10-K and other filings of ALRT with the SEC. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements include representations to the effect that the Company will launch GluCurve in January 2026, will have sales of GluCurve CGM and will have updates on sales, partnerships, and other material updates related to the distribution of GluCurve. The forward-looking statements included in this news release are made as of the date hereof. ALRT disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.